SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
2009 Interim Results Announcement dated August 27, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 28 August 2009	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2009 Interim Results Announcement

§1 IMPORTANT MASSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2009 interim report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2009 interim report.

This summary of the interim report is extracted from the full text of the interim report. The full report is published on www.sse.com.cn simultaneously. For detailed content, investors are advised to read the full text of the interim report.

1.2	Directors Mr. Lei Dianwu and Mr. Xiang Hanyin, as well as Independent Director Mr. Jiang Zhiquan were absent from the eighth meeting of the sixth session of the Board due to business engagements. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed and authorised Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Independent Director Mr. Jiang Zhiquan had appointed and authorised Mr. Chen Xinyuan, Independent Director, as his irrevocable voting proxy. The Board considered and approved the 2009 interim report.

1.3	The interim financial statements of the Company for the six-month period ended 30 June 2009 were unaudited.

1.4	The Company did not have any application of funds by controlling shareholders and its connected parties on a non-recurring basis.

1.5	The Company did not provide third-party guarantees in violation of stipulated procedures.

1.6	Mr. Rong Guangdao, Chairman and concurrently President of the Company, Mr. Han Zhihao, Director and Chief Financial Officer (overseeing the accounting operations) and Mr. Zhou Meiyun, Finance Manager (Accounting Chief) hereby warrant the truthfulness and completeness of the financial report contained in the 2009 interim report.

§2 CORPORATE INFORMATION

2.1 Corporate Information

Stock Abbreviation	s
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	Shanghai Petrochemical
Shares Stock Code	338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“HKEx”)
Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities representative

Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China	Suite B, 28 / F, Huamin Empire Plaza, 728 West Yan’an Road, Shanghai, the People’s Republic of China
Telephone	86-21-57943143 / 52377880	86-21-52377880
Fax	86-21-57940050 / 52375091	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

2.2 Major Financial Data and Indicators

Prepared under the China Accounting Standards for Business Enterprises

2.2.1 Major Accounting Data and Financial Indicators (unaudited)

Unit: RMB ’000

	As at the end of this reporting period	As at the end of the previous year	Increase/decrease at the end of this reporting period as compared to the end of the previous year (%)
Total assets	28,205,680	28,107,465	0.349
Shareholders’ equity (excluding minority interests)	14,859,523	13,841,371	7.356
Net asset value per share attributable to equity shareholders of the Company (RMB)*	2.064	1.922	7.356

Unit: RMB ’000

	For the six-month period ended 30 June 2009 (reporting period)	Corresponding period of the previous year		Increase/decrease during this reporting period as compared to the corresponding period of the previous year (%)
		After adjustment (note)	Before adjustment (note)

Operating profit/(loss)	1,269,719	(2,065,089)	(2,065,089)	—
Profit/(loss) before taxation	1,353,562	(448,939)	(448,939)	—
Net profit/(loss) attributable to equity shareholders of the Company	987,236	(372,772)	(372,772)	—
Net profit/(loss) attributable to equity shareholders of the Company excluding non-recurring items	834,728	(435,093)	(1,655,889)	—
Basic earnings/(loss) per share (RMB)	0.137	(0.052)	(0.052)	—
Basic earnings/(loss) per share excluding non-recurring items (RMB)	0.116	(0.060)	(0.230)	—
Diluted earnings/(loss) per share (RMB)	0.137	(0.052)	(0.052)	—
Return/loss on net assets* (fully diluted) (%)	6.644	(1.880)	(1.880)	Increase 8.524 percentage points
Net cash inflow/(outflow) from operating activities	2,688,366	(808,818)	(808,818)	—
Net cash inflow/(outflow) per share from operating activities (RMB)	0.373	(0.112)	(0.112)	—

*	The above-mentioned net assets do not include minority interests.

Note:	Comparative figures for the corresponding period of the previous year have been restated in accordance with the amendments of the “Notice on the Explanation of Information Disclosure of Companies Offering Securities to the Public No. 1 —Non-recurring Items” (2008).

2.2.2 Non-recurring items and amounts

Unit: RMB ’000

Non-recurring Items	Amount from the beginning of the year to the end of the reporting period
Gain from disposal of non-current assets	223,664
Enterprises restructure expenses, e.g. expenses for employee placement, integration expenses	(3,717)
Losses arising from changes in fair value of forward exchange contracts	(10,372)
Net expenses of non-operating expenses other than those mentioned above	(6,217)
Less: tax effect for the above items	(50,840)

Total	152,518

Include: Non-recurring items attributable to equity shareholders of the Company	152,508
Non-recurring items attributable to minority shareholders	10

2.2.3 Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

Unit: RMB ’000

	Net profit/(loss) attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company (excluding minority interests)
	The reporting period	Corresponding period of the previous year	At the beginning of the reporting period	At the end of the reporting period
Prepared under the China Accounting Standards for Business Enterprises	987,236	(372,772)	13,841,371	14,859,523
Prepared under IFRS	1,001,928	(358,080)	13,496,933	14,529,777

For details, please refer to Section 7.3.

§3 CHANGE IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS

3.1 Total Number of Shareholders and their Shareholdings

Unit: Share

Total number of shareholders as at the end of the reporting period	134,528

Shareholding of the top ten shareholders

Name of Shareholder	Type of shareholder	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the reporting period	Type of shares	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	—	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	31.93	2,298,868,101	-1,392,000	Circulating	—	Unknown
China Minsheng Banking Corp., Ltd. - Orient Selective Mixed Open-end Securities Investment Fund	Others	1.14	82,182,297	+2,759,926	Circulating	—	Unknown
China Construction Bank-CIFM China Advantage Security Investment Fund	Others	0.47	33,857,992	+2,967,083	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	—	Non-circulating	16,730,000	Unknown
Bank of China - ChinaAMC Large-cap Select Securities Investment Fund	Others	0.21	15,004,747	Unknown	Circulating	—	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	—	Non-circulating	12,000,000	Unknown
China Construction Bank-Zhongxin Dividend Select Equity Type Securities Investment Fund	Others	0.13	9,503,672	Unknown	Circulating	—	Unknown
Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	Others	0.08	5,898,227	-360,331	Circulating	—	Unknown
Shanghai Textile Development Company	Others	0.08	5,650,000	—	Non-circulating	5,650,000	Unknown

Top ten shareholders of shares in circulation

Name of shareholders	Number of shares in circulation held	Type of Shares
HKSCC (Nominees) Limited	2,298,868,101	Overseas listed foreign shares
China Minsheng Banking Corp., Ltd. - Orient Selective Mixed Open-end Securities Investment Fund	82,182,297	RMB-denominated ordinary shares
China Construction Bank- CIFM China Advantage Security Investment Fund	33,857,992	RMB-denominated ordinary shares
Bank of China - ChinaAMC Large-cap Select Securities Investment Fund	15,004,747	RMB-denominated ordinary shares
China Construction Bank-Zhongxin Dividend Select Equity Type Securities Investment Fund	9,503,672	RMB-denominated ordinary shares
Bank of China-Harvest Shanghai and Shenzhen 300 Index Securities Investment Fund	5,898,227	RMB-denominated ordinary shares
China Construction Bank Co., Ltd. - Changsheng Tongqing Separately-traded Equity Type Securities Investment Fund	5,319,943	RMB-denominated ordinary shares
Bank of China - ChinaAMC Strategy Select Securities Fund	5,000,977	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd. - Zhongxin Classical Allocated Securities Investment Fund	3,851,600	RMB-denominated ordinary shares
International Finance Corporation - Bank of China - CICC Equity Selection Collective Investment Scheme	3,499,942	RMB-denominated ordinary shares
Explanation on the connected relationship or consistent action relationship among the above-mentioned shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation (Sinopec Corp.), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Of the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any concert parties under the Administrative Measures on Acquisition of Listed Companies.

3.2 Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares of the Company

As at 30 June 2009, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) (i.e. those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of the equity derivatives of the Company as recorded in the register which is required to be kept under Section 336 of the SFO were as set out below:

(i) Interests in ordinary shares of the Company

Name of shareholders	Number and type of shares held	% of total issued share capital	% of shareholding in the Company’s total issued H shares	Capacity
China Petroleum & Chemical Corporation	4,000,000,000 Promoter legal person shares (L)	55.56	—	Beneficial owner
JPMorgan Chase & Co.	193,744,446(L)	2.69	8.32	Beneficial owner; investment managers; others (Lending pool)
	5,878,000(S)	0.08	0.25
	32,364,480(P)	0.45	1.39

(L): Long position (S): Short position (P): Lending pool

Save as disclosed above, no interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(ii) Short positions in shares and underlying shares of the Company

As at 30 June 2009, no short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

§4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND OTHERS

4.1 Changes in shareholdings of Directors, Supervisors and Senior Management

During the reporting period, there were no changes to the numbers of shares of the Company held by the Directors, Supervisors and Senior Management of the Company. The actual numbers of shares in the issued share capital of the Company held by the Directors, Supervisors and Senior Management as at the end of the reporting period were as follows:

Unit: share

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Increase/ decrease of shares
Rong Guangdao	Chairman and President	3,600	3,600	No change
Du Chongjun	Vice Chairman and Vice President	1,000	1,000	No change
Han Zhihao	Director and Chief Financial Officer	Nil	Nil	No change
Li Honggen	Director and Vice President	Nil	Nil	No change
Shi Wei	Director and Vice President	Nil	Nil	No change
Dai Jinbao	Director	Nil	Nil	No change
Lei Dianwu	External Director	Nil	Nil	No change
Xiang Hanyin	External Director	Nil	Nil	No change
Chen Xinyuan	Independent Director	Nil	Nil	No change
Sun Chiping	Independent Director	Nil	Nil	No change
Jiang Zhiquan	Independent Director	Nil	Nil	No change
Zhou Yunnong	Independent Director	Nil	Nil	No change
Gao Jinping	Chairman of the Supervisory Committee	Nil	Nil	No change
Zhang Chenghua	Supervisor	Nil	Nil	No change
Wang Yanjun	Supervisor	Nil	Nil	No change

Unit: share

Name	Position	Number of shares held at the beginning of the reporting period	Number of shares held at the end of the reporting period	Increase/ decrease of shares
Zhai Yalin	External Supervisor	Nil	Nil	No change
Wu Xiaoqi	External Supervisor	Nil	Nil	No change
Liu Xiangdong	Independent Supervisor	Nil	Nil	No change
Yin Yongli	Independent Supervisor	Nil	Nil	No change
Zhang Jianping	Vice President	Nil	Nil	No change
Tang Chengjian	Vice President	Nil	Nil	No change
Zhang Jingming	Company Secretary and General Counsel	Nil	Nil	No change

Shares held by the above individuals are A shares and represent their personal interests in their capacity as beneficial owners.

Interests and short positions of Directors and Supervisors in shares, underlying shares and debentures of the Company

Save as disclosed above, as at 30 June 2009, none of the Directors or Supervisors of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register which is required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies the (“Model Code”).

As at 30 June 2009, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

§5. REPORT OF THE DIRECTORS

5.1 Discussion and analysis of the overall operation during the reporting period

The following discussion and analysis should be read in conjunction with the unaudited financial statements of the Group (the Company and its subsidiaries) and notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial statements prepared in accordance with IFRS.

Business review and discussion on the operating results

In the first half of 2009, the global financial crisis was still spreading. However, as various countries throughout the world implemented large-scale economic stimulus policies, the financial systems of the developed countries have shown signs of stabilisation. The economy is gradually bottoming out and the trend of global economic depression has begun to ease. Boosted by an array of plans intensively rolled out by the Central Government aiming at maintaining a stable and relatively fast economic growth by further boosting domestic demand, the Chinese national economy bottomed out and rebounded, exhibiting a marked positive trend of stabilisation in the first quarter, with a better-than-expected GDP growth of 7.1% in the first half of 2009. Driven by the State’s macro-adjustment and control policies and measures, China’s petrochemical industry has achieved positive results. The industry’s economic operation has shown a trend of bottoming out, stabilising and rebounding, especially in the second quarter. The trend of sharp decline in growth rate has been contained, and the demand for part of the staple products has improved. The market has shown a trend of gradual rebound while the industry’s profitability has improved distinctly.

In the first half of 2009, the global economic crisis continued to spread in both breadth and depth, the petrochemical industry witnessed a downturn of the cycle and market demand has not completely recovered in general. However, international crude oil prices saw a significant slump year-on-year and a new pricing mechanism for refined oil products has been introduced in China. Under such mixed conditions, the Group took “learning from the advanced, intensifying internal management, putting an end to the loss plight, expediting the development and boosting popular morale” as the main theme, pushing ahead in full scale various work on production operation as well as reform and development. In the first half of the year, the Group maintained stable operations and production, without encountering any major accidents in production, safety or environmental protection. The frequency and duration of non-scheduled shutdowns of major production plants decreased over the same period last year. The major technical and economic targets were satisfactorily achieved. The output-to-sales ratio and the receivable recovery ratio remained at satisfactory levels. For the six-month period ended 30 June 2009, the Group’s turnover was RMB 21,178.6 million, down RMB 11,688.5 million or 35.56% year-on-year. Profit before taxation of RMB 1,368.7 million was realised, representing an increase of RMB 1,802.5 million over the same period last year. Meanwhile, profit after taxation and minority interests amounted to RMB 1,001.9 million, representing an increase of RMB 1,360.0 million over the same period last year.

In the first half of 2009, hit by the global economic crisis, the industry faced a downturn of the cycle and shrinking market demand, and the Group was affected by factors including overhaul and cutting back part of its plants in the first quarter. As a result, production volume of the Group’s products decreased to a certain extent over the same period last year. Between January and June 2009, the

Group processed 4,194,900 tons of crude oil, a decrease of 871,600 tons or 17.20% year-on-year. Of the total processed amount, imported crude oil and offshore crude oil amounted to 3,648,800 tons and 546,100 tons respectively. Production output of gasoline was 436,700 tons, up 4.65% year-on-year. Production outputs of diesel and jet fuel were 1,272,300 tons and 302,300 tons respectively, down 32.67% and 10.27% year-on-year respectively. The Group produced 439,300 tons of ethylene and 236,700 tons of propylene, down 8.65% and 10.68% respectively over the same period last year. The Group also produced 540,500 tons of synthetic resins and plastics, representing an increase of 0.82% year-on-year; 427,800 tons of synthetic fibre monomers, 289,200 tons of synthetic fibre polymers and 120,500 tons of synthetic fibres, representing decreases of 12.32%, 5.06% and 18.42% respectively year-on-year. The Group’s output-to-sales ratio and receivable recovery ratio in the first half of the year were 99.82% and 98.03% respectively.

The following table sets forth the Group’s sales volumes and net sales, net of sales taxes and surcharges, for the reporting period:

	For the six-month period ended 30 June
	2009			2008
	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total	Sales Volume (’000 tons)	Net Sales (Millions of RMB)	% of Total

Synthetic Fibres	123.8	1,289.3	6.76	153.4	2,108.6	6.53
Resins and Plastics	766.6	5,725.8	30.00	775.0	8,533.9	26.43
Intermediate Petrochemicals	525.8	2,312.6	12.12	710.8	6,038.3	18.70
Petroleum Products	2,429.1	7,700.2	40.35	3,138.4	14,074.8	43.58
Others	—	2,056.0	10.77	—	1,538.8	4.76

Total	3,845.3	19,083.9	100.00	4,777.6	32,294.4	100.00

In the first half of 2009, the Group realised a total net sales of RMB 19,083.9 million, down 40.91% over the same period last year, among which net sales derived from petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres decreased by 45.29%, 61.70%, 32.91% and 38.86% year-on-year respectively. Such decreases were mainly attributable to the decreases in product prices and sales volume of petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres arising from decreases in raw material and energy prices. Compared to the first half of 2008, the average prices (excluding tax) of the Group’s petroleum products, intermediate petrochemicals, resins and plastics and synthetic fibres decreased by 29.24%, 48.24%, 32.15% and 24.29% respectively. However, when compared to the second half year of 2008, the average prices (excluding tax) of the above four products decreased by 38.68%, 33.83%, 18.72% and 16.25% respectively. In the first half of the year, net sales of the Group’s “Other products” (mainly auxiliary feedstock) increased by 33.61% over the same period last year, mainly attributable to a decline in internally-consumed volume of auxiliary feedstock but an increase in external sales volume arising from a decrease in the Group’s production output.

A majority of the Group’s products were sold in eastern China.

During the first six months of 2009, the Group’s cost of sales decreased by 48.55% year-on-year to RMB 17,604.6 million, accounting for 92.25% of the net sales.

Crude oil is the Group’s major raw material. Since the middle of March of the year, affected by various factors such as the anticipation of an economic recovery, improved demand, the depreciation of US dollar and an anticipation of inflation, prices of international crude oil showed a strong rebound. WTI crude oil price rose to a high of over US$70/ barrel, up over 100% as compared to its lowest price in the first half of the year. However, compared to the first half of the previous year, there was still a significant decline. According to statistics, during the first half of the year, the average price of Brent crude oil was approximately US$53/ barrel, dropped approximately 52% from the average price of US$111/ barrel year-on-year. This resulted in a year-on-year decline of RMB 2,525.11/ ton to RMB 2,543.77/ ton for the Group’s average unit cost of crude oil processed in the first half of 2009, representing a 49.82% decrease. With the significant drop in the average price of crude oil and a decline in the volume of crude oil processed, the Group’s total cost of crude oil processed during the reporting period decreased by 59.33% year-on-year to RMB 10,443.8 million. The crude oil costs accounted for 59.32% of the Group’s cost of sales in the first half of the year.

Expenses for other auxiliary raw materials of the Group amounted to RMB 3,593.2 million in the first half of 2009, down 36.31% as compared to the same period last year, mainly due to a decrease in the price of raw materials. Depreciation and maintenance costs of the Group during the reporting period amounted to RMB 828.8 million and RMB 379.6 million respectively, both of which decreased slightly from a year ago. Energy and power costs decreased by RMB 144.5 million to RMB 774.8 million, as a result of year-on-year decreases to various degrees in both purchase volumes and purchase prices of coal for power generation and external electricity.

The Group’s selling and administrative expenses in the first half of 2009 amounted to RMB 185.9 million, down 31.25% from RMB 270.4 million for the first six months of 2008. The decrease was caused by a drop in transportation expenses as a result of the decrease in sales volume, and a decrease in agency fees due to lower agency commission rates with respect to product sales in ordinary continuing connected transactions during the reporting period.

The Group’s other operating expenses in the first half of 2009 decreased by RMB 52.9 million year-on-year to RMB 15.5 million, mainly as a result of a decrease in employee reduction expenses during the reporting period.

Financing costs of the Group in the first half of 2009 increased by 54.82% on a year-on-year basis to RMB 215.2 million, mainly because Renminbi continually appreciated against the US dollar in the first half of the previous year. However, during the first half of 2009, the exchange rate of Renminbi against the US dollar remained basically stable, which resulted in a significant slump in net foreign exchange gains of the Group during the reporting period.

The Group’s profit after taxation and minority interests increased significantly from a loss of RMB 358.1 million in the first half of 2008 to a profit of RMB 1,001.9 million in the first half of 2009, representing an increase of RMB 1,360.0 million.

During the first half of 2008, the Group recognised subsidies as income amounting to RMB 1,627.7 million (of which, RMB 1,619.9 million was government financial subsidy income) and such subsidy was not received in the first half of 2009.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB 2,457.4 million for the first half of 2009, as compared with a net cash outflow of RMB 1,056.2 million in the corresponding period last year. The Group’s gross profit was RMB 1,479.2 million during the first half of 2009 and the loss was RMB 296.2 million during the first half of 2008. The increase in gross profit led to an increase of cash inflow from operating activities of RMB 1,775.4 million. In addition, for the corresponding period of the previous year, inventory balance at the end of the period increased by RMB 2,281.6 million as compared to the inventory balance at the beginning of the period, while the inventory balance for the first half of 2009 decreased by RMB 171.9 million. Impacted by such movement in inventory balance at the end of the period, cash inflow from operating activities increased by RMB 2,453.5 million.

During the first half of 2009, the Group’s net cash outflow from investing activities amounted to RMB 730.7 million, as compared to a net cash inflow of RMB 120.0 million year-on-year. The main reasons were: (1) a decrease in cash inflow from investing activities of RMB 266.4 million due to a year-on-year decrease in dividends received by the Group during the first half of 2009. Impacted by the global economic crisis, Shanghai Secco Petrochemical Company Limited, a major associate of the Group, recorded a loss in 2008 and has not distributed dividends for 2008. The Group received the distributable dividends of RMB 300.0 million for 2007 from this associate in the corresponding period of the previous year; and (2) an increase in cash outflow from investing activities of RMB 660.6 million due to a year-on-year increase in the Group’s capital expenditures during the period. Capital expenditure for the 600,000-ton per year PX aromatics complex, the Group’s major construction-in-progress, increased significantly in the period as compared to the corresponding period of the previous year.

During the first half of 2009, the Group’s net cash outflow from financing activities amounted to RMB 1,929.9 million, an increase of net cash outflow of RMB 2,732.7 million year-on-year, mainly due to the Group’s substantial repayment of short-term borrowings during the first half of 2009.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to its capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans, and in overall terms there are no seasonal borrowings. Short-term debts are used to meet the Group’s needs for working capital during the normal course of production operation. The Group’s borrowings as at the end of the first half of 2009 decreased by RMB 1,976.6 million to RMB 7,825.2 million from the beginning of the period. Among the borrowings, short-term debts decreased by RMB 1,876.6 million while long-term borrowings decreased by RMB 100.0 million.

As at 30 June 2009, guarantees provided by the Group to the Company’s joint ventures and associates in favor of various banks, together with the contingent liabilities to be undertaken on the guarantees provided by the joint ventures to various third parties, amounted to RMB 25.3 million.

Risks associated with exchange rate fluctuation

Since the Group purchases its major raw materials, particularly crude oil, from overseas sources and exports a portion of the Group’s petrochemical products directly as well, exchange rate changes will indirectly affect the prices of the Group’s raw materials and petrochemical products. This may, in turn, have a discernible impact on the Group’s profitability. In addition, a change in the relevant exchange rates will affect the level of the Group’s financial expenses since some of the Group’s debts is denominated in foreign currencies. Accordingly, the Group’s profitability will be affected as well.

Capital Expenditure

In the first half of 2009, the construction of the Group’s structural adjustment projects continued to move forward. The construction of new projects including the 600,000-ton per year PX aromatics complex and the 150,000-ton per year C5 separation plant were basically completed according to schedule. They are currently in preparation for startup and are expected to commence operation in the second half of 2009. The flue gas desulphurisation facilities added to No. 3 and No. 4 furnaces of coal-fired power plants and the 220,000-volt transformer station renovation project commenced operation as scheduled. Meanwhile, projects including the selective hydro-desulphurisation of catalytic gasoline and the integrated use of natural gas and the drafting and compilation works of the “Twelfth Five-Year Plan” have commenced in an organised manner.

In the first half of the year, the Group’s capital expenditure amounted to RMB 1,076.6 million, mainly comprising capital injections into the 600,000-ton per year aromatics complex and the 150,000-ton per year C5 separation plant as well as other technological renovation projects. In the second half of the year, the Group will continue to proactively push forward the above construction projects and other projects including technological renovation, safety and environmental protection, energy conservation and consumption reduction. The Group plans to fund the capital expenditure with cash from operations and banking facilities.

Liability-to-asset Ratio

As at 30 June 2009, the Group’s liability-to-asset ratio was 46.46% (31 December 2008: 50.02%). The ratio is calculated using this formula: total liabilities/ total assets.

Employees

As at 30 June 2009, the Group’s on-record employees totaled 17,267. Staff costs for the six-month period ended 30 June 2009 totaled RMB 697.0 million.

Income tax

Since the official implementation of the “Enterprise Income Tax Law of the People’s Republic of China” on 1 January 2008, the enterprise income tax rate has been uniformly adjusted to 25%. The Group’s income tax rate was 25% correspondingly for the year.

Disclosure required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 of the Hong Kong Listing Rules, the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2008 annual report.

Market outlook and work plans for the second half of the year

In the second half of 2009, global economies may witness more favorable factors. As the US economy, as a locomotive, has gradually stabilised while Europe and Japan may see an end to deep corrections in their economies, global economies are expected to enter a period of slow recovery and slow growth, although there are still lots of uncertainties as to whether the path will be smooth. Impacted by an array of economic stimulus plans to “ensure growth, expand domestic demand, adjust structure” and the continued implementation of proactive fiscal policies and moderately loose monetary policies, China’s economy is expected to see a stronger upward momentum with a continued trend of stabilisation and rebound. Nevertheless, as the foundation for stabilisation and rebound has not been solid, the economic operation may still face tough challenges. Although the economic operation in China’s petrochemical industry has shown a trend of bottoming out, stabilising and rebounding, the Chinese export situation looks grim. While there may be inadequate plant utilization rates for certain downstream industries, certain petrochemical products may be affected by a flood of products made by newly-built plants coming on stream. Certain petrochemical products are severely hit by imports. Market competition will be intensified as ever.

As the signs of recovery in the global economy have become more obvious, coupled with the mixed effects of ample liquidity, funds speculation, typhoons, and an increasing use of oil for heating during winter, international crude oil prices may continue to hover at relative high levels and may show a trend of surge quarter by quarter. As the Chinese Government may still exercise control over the prices of domestic refined oil products when international crude oil prices hit their highs.

To sum up, the Group expects the average crude oil processing costs to surge significantly in the second half of the year as compared to the first half of the year and therefore the production and operation of the Group in the second half of the year may hardly be optimistic. In the second half of 2009, the Group will continue to follow the work objectives and targets established at the beginning of the year, proceeding with the following tasks in a solid and effective manner:

i. Intensify HSE (health, safety, and environment) management and push forward production optimisation, striving to ensure a safe, stable and optimised operation.

ii. Closely track and study trend changes in the market and further improved its work on crude oil purchase and products sales.

iii. Ensure a successful implementation of the construction and putting into operation of the structural adjustment project, further improving the development of the Company.

iv. Further enhance the management system of the Company and continue to deepen its efforts in the application of the information technology system.

v. Continuously reinforce its human resource and actively cultivate a cohesive and harmonious corporate culture.

5.2 Principal operations by segment or product (Prepared under China Accounting Standards for Business Enterprises)

Unit: RMB ’000

By segment or product	Operating income	Operating cost	Gross profit margin	Increase/ decrease of operating income compared to the corresponding period last year	Increase/ decrease of operating cost compared to the corresponding period last year	Increase/ decrease of gross profit margin compared to the corresponding period last year
			(%)	(%)	(%)	(%)

Synthetic fibres	1,309,486	1,148,933	12.26	-38.06	-50.55	Increase 22.15 percentage points
Resins and plastics	5,804,333	4,267,614	26.48	-32.18	-48.66	Increase 23.59 percentage points
Intermediate petrochemicals	2,347,290	1,748,053	25.53	-61.26	-65.28	Increase 8.63 percentage points
Petroleum products	9,651,287	7,628,542	20.96	-33.85	-52.97	Increase 32.13 percentage points
Others	2,092,284	1,885,519	9.88	31.94	33.31	Decrease 0.93 percentage points
Including: connected transactions	10,533,920	8,769,631	16.75	-31.24	-47.33	Increase 25.44 percentage points

Price-setting principles of connected transactions	The Directors (including the Independent Non-executive Directors) are of the view that the above mentioned connected transactions were conducted on normal commercial terms which were no less favourable than those offered to or by any third party, and were conducted in the ordinary course of business. This was confirmed by the Independent Non-executive Directors of the Group.

Description of the necessity and continuity of connected transactions	The purchases by the Company of crude oil and related materials from, and sales of petroleum products by the Company to, Sinopec Corp. and its associates were conducted in accordance with the State’s relevant policies and applicable State tariffs or State guidance prices. As long as the State does not lift its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to take place. The Company sold petrochemicals to Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as agents for the sale of petrochemicals, in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks and to improve the Company’s bargaining power with its customers. The Company obtained construction and installation, project design, petrochemical industry insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

Including: During the reporting period, the connected transactions involving the sale of products or provision of services by the listed company to the controlling shareholder and its subsidiaries amounted to RMB9,909.58 million.

5.3 Principal operations by geographical location (Prepared under China Accounting Standards for Business Enterprises)

Unit: RMB ’000

Geographical location	Operating income	Increase/decrease of operating income compared to the corresponding period of the previous year (%)

Eastern China	19,728,964	- 34.80
Other regions in China	1,406,903	- 44.45
Exports	68,813	- 40.09

5.4 Reasons for substantial changes in the profitability (gross profit margin) of the principal operations as compared to the corresponding period of the previous year (Prepared under China Accounting Standards for Business Enterprises)

In the first half of 2009, the gross profit margin of the Group’s principal operations was 21.12%, representing an increase of 22.55 percentage points year-on-year. This was mainly attributable to the following reasons: 1) significant declines in international crude oil prices and production material prices year-on-year led to a significant drop in the production costs of the Group; 2) domestic refined oil prices have converged indirectly with crude oil prices in the international market in a controlled manner. In relation to the price range of international crude oil in the first half of the year, the new measures brought the price inversion between refined oil products and crude oil to an end, thereby improving the profitability of the Group’s oil refining operation; and 3) the Group further strengthened its internal management and achieved good results in work including tapping potential and increasing efficiency as well as reducing costs and expenses, thereby enhancing operating quality and standards in general.

5.5 Warning on and description of any possibility of the accumulated net profit forecast for the period from the beginning of the year to the end of the next reporting period turning into a loss or any material change in relation to such forecast as compared to the same period last year and the reasons thereof.

Results forecast	Turnaround from loss to profit

Description of results forecasts	Following the year-on-year decreases in international crude oil prices in the first half of the year, the costs of the Group’s raw materials which are primarily crude oil dropped significantly. Meanwhile, the State Council carried out reforms on refined oil prices and fuel tax on 1 January 2009. Since then domestic oil prices have converged indirectly with crude oil prices in the international market in a controlled manner. On 8 May 2009, the National Development and Reform Commission promulgated the “Administrative Measures for Crude Oil Prices (Trial)” ( « » ). In relation to the price range of international crude oil in the first half of the year, the new measures brought the price inversion between refined oil products and crude oil to an end, thereby improving the profitability of the oil refining operation. In relation to the petrochemical operation, after the panic sell-off and sharp decrease in prices of products triggered by the financial crisis, it has bottomed out and re-stabilised, with prices of a majority of products having risen to a certain extent as demands in the downstream industry have gradually stabilised. Also, the load of the relevant plants of the Company has increased and the profitability has therefore been enhanced. Nevertheless, the impact of the global financial crisis continues to persist while international crude oil prices are trending upward. Meanwhile, a release of newly added production capacity fuels market competition, and the external operating environment of the Company still sees lots of uncertainties. As a result, the Group will continue to face many difficulties and challenges in its production operation in the second half of the year. The Group is expected to maintain a profit in its overall results for the nine-month period ended 30 September 2009 (adjusted net profit attributable to equity shareholders of the Company for the nine-month period ended 30 September 2008 prepared under China Accounting Standards for Business Enterprises amounted to RMB -2,679.7 million).

§6 MAJOR EVENTS

6.1 Guarantees

Unit: RMB ’000

	The Group’s External Guarantees (excluding guarantees to subsidiaries)
Guarantor	Relationship between the guarantor and the Company	Guaranteed entities	Guarantee amount	Date (Agreement signing date)	Commencement date of guarantee	Maturity date of the guarantee	Type of guarantee	Guarantee expired	Whether the guarantee is overdue	Overdue amount of the guarantee	Whether counter-guarantee available	Guarantee for a connected party	Connected relationships

SPC	—	Shanghai Jinpu Plastics Packaging Material Company Limited	14,500	20 July 2008	20 July 2008	20 July 2009	Joint guarantee	No	No	—	No	Yes	Associate
Shanghai Petrochemical Enterprise Development Company Limited	Parent company and subsidiary	Shanghai Jinshan Hotel Co. Ltd.	9,294	14 May 2009	14 May 2009	13 November 2009	Joint guarantee	No	No	—	No	Yes	Joint venture
Shanghai Petrochemical Enterprise Development Company Limited	Parent company and subsidiary	Shanghai Chemical Industry Park Logistics Co., Ltd.	1,500	21 December 2004	21 December 2004	21 December 2009	Joint guarantee	No	No	—	No	Yes	Joint venture

Amount of guarantees signed during the reporting period (excluding guarantees to subsidiaries)	(453)
Amount of guarantees at the end of the reporting period (excluding guarantees to subsidiaries)	25,294
Group’s guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the reporting period	(50,000)
Amount of guarantees to subsidiaries at the end of the reporting period	200,000
Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount	225,294
Total guarantee amount as a percentage of net asset value of the Group under China Accounting Standards for Business Enterprises (%)	1.52
of which:
Amount of guarantee provided for shareholders, the controlling company of the controlling shareholder or the other connected parties	—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly	209,294
Total amount of guarantee is over 50% of the net asset	—
Total guarantee amount of the above three items	209,294

6.2 Non-operating connected creditor’s rights and liabilities

Unit: RMB ’000

		Funds provided to connected parties		Funds provided by connected parties to the Company
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance

Sinopec Corp.	Controlling shareholder	—	—	—	—
China Petrochemical Corporation and its other subsidiaries	Controlling company of the controlling shareholder and other subsidiaries	(11,654)	—	(39,423)	27,488

Total		(11,654)	—	(39,423)	27,488

During the reporting period, no funds were provided by the Company to the controlling shareholder and its subsidiaries. There were no balance of funds provided by the Company to the controlling shareholder and its subsidiaries.

6.3 Other major events and factors, and analysis of solutions

6.3.1 The Company holds stakes in other listed companies

Unit: RMB ’000

Stock code	Abbreviation of securities	Initial investment cost	Percentage of shareholding in that company at the end of the reporting period (%)	Book value at the end of the reporting period	Gain in the reporting period	Change in shareholders’ equity of the reporting period	Account	Source of shares
600837	HTSEC	11,164	0.12	162,922	—	61,950	Available-for-sale financial assets	Investment
600000	SPDB	1,318	—	—	39,723	(22,265)	Available-for-sale financial assets	Investment
600527	JNGX	898	—	—	16,011	(8,769)	Available-for-sale financial assets	Investment

Total		13,380		162,922	55,734	30,916

6.4 Audit Committee

On 26 August 2009, the Audit Committee of the sixth session of the Board held the third meeting, primarily to review the interim financial report of the Group for the period.

6.5 Purchase, Sale or Redemption of Securities

During the reporting period, the Group has not purchased, sold or redeemed any of the Company’s securities.

6.6 Compliance with Code of Corporate Governance Practices

The Group has complied with all the principles and provisions set out in the Code of Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), except for the following deviation:

Code provision A.2.1: The roles of the chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Rong Guangdao has been appointed as the Chairman and President of the Company.

Reason: Mr. Rong Guangdao has a wealth of experience in the management of large-scale petrochemical production enterprise. Mr. Rong is the most suitable candidate to serve in the positions of the Chairman and President of the Company. For the time being, the Company is unable to identify another suitable person who possesses abilities and talent better than or equivalent to Mr. Rong to serve in either of the positions.

6.7 The Model Code

The Directors of the Company confirm that the Company has adopted the Model Code set out in Appendix 10 to the Hong Kong Listing Rules. After making specific enquiries with the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company were not in compliance with the requirements of the Model Code during the reporting period.

§7 INTERIM FINANCIAL STATEMENTS

7.1 Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (Unaudited)

7.1.1 Interim Financial Statements

Balance Sheets (Unaudited)

	The Group		The Company
	At 30 June 2009	At 31 December 2008	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000	RMB’000	RMB’000

Assets

Current assets
Cash at bank and on hand	424,353	627,685	308,750	294,786
Financial assets held for trading	10,366	97,644	10,366	97,644
Bills receivable	686,933	566,356	558,275	436,056
Dividends receivable	50,873	74,000	44,000	74,000
Trade debtors	760,694	226,293	627,271	197,522
Advance payments	206,127	66,772	212,480	65,586
Other receivables	140,576	111,578	125,136	12,465
Inventories	4,320,290	4,492,215	4,063,867	4,249,254
Other current assets	14,161	248,808	—	245,420

Total current assets	6,614,373	6,511,351	5,950,145	5,672,733

Non-current assets
Available-for-sale financial assets	162,922	123,918	162,922	111,327
Long-term receivables	100,000	—	—	—
Long-term equity investments	2,781,334	2,941,717	4,237,248	4,231,982
Investment property	486,060	492,690	546,943	554,405
Fixed assets	13,166,217	13,528,185	12,345,053	12,648,909

Construction in progress	2,523,581	1,854,154	2,485,393	1,815,344
Intangible assets	566,958	577,479	451,965	459,181
Long-term deferred expenses	169,354	145,553	165,842	141,331
Deferred tax assets	1,634,881	1,932,418	1,635,423	1,935,851

Total non-current assets	21,591,307	21,596,114	22,030,789	21,898,330

Total assets	28,205,680	28,107,465	27,980,934	27,571,063

Liabilities and Shareholders’ equity

Current liabilities
Short-term loans	6,196,625	8,838,204	5,978,505	8,683,204
Bills payable	1,887,635	265,443	1,887,151	265,364
Trade creditors	1,539,919	2,513,076	1,239,358	2,399,527
Receipt in advance	354,425	443,471	336,569	369,723
Employee benefits payable	26,096	23,240	22,698	20,443
Taxes payable	596,337	45,448	545,203	39,062
Interest payable	15,523	18,333	15,523	18,333
Other payables	599,781	660,984	1,232,929	921,185
Short-term debentures payable	1,000,000	—	1,000,000	—
Current portion of non-current liabilities	299,521	534,521	250,000	450,000

Total current liabilities	12,515,862	13,342,720	12,507,936	13,166,841

Non-current liabilities
Long-term loans	329,021	429,021	450,000	300,000
Other non-current liabilities	226,004	230,000	226,004	230,000

	555,025	659,021	676,004	530,000

Total liabilities	13,070,887	14,001,741	13,183,940	13,696,841

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserve	2,970,097	2,939,181	2,970,097	2,930,412
Surplus reserve	4,766,408	4,766,408	4,766,408	4,766,408
Accumulated losses	(76,982)	(1,064,218)	(139,511)	(1,022,598)

Total equity attributable to equity shareholders of the Company	14,859,523	13,841,371	14,796,994	13,874,222
Minority interests	275,270	264,353	—	—

Total equity	15,134,793	14,105,724	14,796,994	13,874,222
Total liabilities and shareholders’ equity	28,205,680	28,107,465	27,980,934	27,571,063

Income Statements (Unaudited)

	Six-month period ended 30 June
		The Group		The Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000
Operating income	21,204,680	32,907,761	18,438,778	30,432,883
Less:Operating costs	16,678,661	33,304,394	14,152,342	31,021,843
Business taxes and surcharges	2,094,713	572,750	2,090,835	567,321
Selling and distribution expenses	185,880	270,356	146,775	227,827
General and administrative expenses	958,157	899,460	847,189	785,416
Financial expenses	204,807	139,034	194,982	112,507
(Reversal of) impairment loss	(16,836)	71,956	(11,609)	182,227
Add:Loss from changes in fair value	(10,372)	—	(10,372)	—
Investment income	180,793	285,100	78,229	257,679
Including: income from investment in associates and jointly controlled enterprises	47,189	147,101	38,506	133,500

Operating profit/(loss)	1,269,719	(2,065,089)	1,086,121	(2,206,579)

Add:Non-operating income	99,081	1,642,207	98,519	1,640,775
Less:Non-operating expenses	15,238	26,057	14,353	25,651
(Including: loss from disposal of non-current assets)	2,575	2,024	1,985	2,023

Profit/(loss) before income tax	1,353,562	(448,939)	1,170,287	(591,455)

Less:Income tax	324,137	(102,557)	287,200	(140,316)

Net profit/(loss) for the period	1,029,425	(346,382)	883,087	(451,139)

Attributable to:
Equity shareholders of the Company	987,236	(372,772)
Minority interests	42,189	26,390

Earnings/(losses) per share
Basic	0.137	(0.052)

Diluted	0.137	(0.052)

Other comprehensive income/(loss)	30,916	(154,881)	39,685	(133,131)

Total comprehensive income/(loss)	1,060,341	(501,263)	922,772	(584,270)

Attributable to:
Equity shareholders of the Company	1,018,152	(527,653)
Minority interests	42,189	26,390

Cash flow statements (Unaudited)

	Six-month period ended 30 June
	The Group			The Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	24,218,601	39,222,587	20,975,566	35,933,384
Refund of taxes	8,435	83,917	—	83,917
Other cash received relating to operating activities	1,445	1,419,246	981	1,417,933

	—	—	—	—

Sub-total of cash inflows	24,228,481	40,725,750	20,976,547	37,435,234

Cash paid for goods and services	(18,689,286)	(39,938,084)	(15,480,404)	(37,126,600)
Cash paid to and for employees	(859,574)	(920,685)	(762,682)	(735,542)
Cash paid for all types of taxes	(1,770,842)	(473,148)	(1,745,570)	(431,337)
Other cash paid relating to operating activities	(220,413)	(202,651)	(203,685)	(185,884)

	—	—	—	—

Sub-total of cash outflows	(21,540,115)	(41,534,568)	(18,192,341)	(38,479,363)

Net cash inflow/(outflow) from operating activities	2,688,366	(808,818)	2,784,206	(1,044,129)

Cash flows from investing activities:
Cash received from disposal of investments	301,560	153,997	41,041	120,001
Cash received from investment income	68,906	335,318	63,240	327,239
Net cash received from disposal of fixed assets and intangible assets	96,543	12,437	94,705	6,834
Other cash received relating to investing activities	10,899	34,249	7,470	29,367

	—	—	—	—

Sub-total of cash inflows	477,908	536,001	206,456	483,441

Cash paid for acquisition of fixed assets and intangible assets	(1,076,643)	(416,035)	(1,075,509)	(411,920)
Cash paid for acquisition of investments	(132,000)	—	—	—

	—	—	—	—
Sub-total of cash outflows	(1,208,643)	(416,035)	(1,075,509)	(411,920)

Net cash (outflow)/ inflow from investing activities	(730,735)	119,966	(869,053)	71,521

Cash flows from financing activities:

Cash received from issue of debenture	1,000,000	—	1,000,000	—
Cash received from borrowings	12,776,432	13,993,717	12,715,302	13,860,717

	—	—	—	—

Sub-total of cash inflows	13,776,432	13,993,717	13,715,302	13,860,717

Repayments of borrowings	(15,678,546)	(12,912,189)	(15,394,750)	(12,633,166)
Cash paid for dividends, profits distribution and interest	(258,825)	(526,071)	(221,717)	(491,337)

	—	—	—	—

Sub-total of cash outflows	(15,937,371)	(13,438,260)	(15,616,467)	(13,124,503)

Net cash (outflow)/ inflow from financing activities	(2,160,939)	555,457	(1,901,165)	736,214

Effect of foreign exchange rate changes on cash and cash equivalents	(24)	(829)	(24)	(6)

Net (decrease)/ increase in cash and cash equivalents	(203,332)	(134,224)	13,964	(236,400)

Add: cash and cash equivalents at the beginning of the period	627,685	893,165	294,786	634,533

	—	—	—	—

Cash and cash equivalents at the end of the period	424,353	758,941	308,750	398,133

Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(Expressed in thousands of renminbi yuan)

	Six-month period ended 30 June
	2009							2008
	Attributable to equity shareholders of the Company					Minority interests	Total Equity	Attributable to equity shareholders of the Company					Minority interests	Total Equity
	Share capital	Capital reserve	Surplus reserve	Accumulated losses	Subtotal			Share capital	Capital reserve	Surplus reserve	Retained earnings	Subtotal

Balance at 1 January	7,200,000	2,939,181	4,766,408	(1,064,218)	13,841,371	264,353	14,105,724	7,200,000	3,203,842	4,766,408	5,829,194	20,999,444	303,991	21,303,435
Changes in equity for the period
Net profit/(loss) for the period	—	—	—	987,236	987,236	42,189	1,029,425	—	—	—	(372,772)	(372,772)	26,390	(346,382)
Gain and loss recognised directly in equity
- Unrealised gain/(loss) for changes in fair value of available-for-sale securities	—	96,956	—	—	96,956	—	96,956	—	(74,737)	—	—	(74,737)	—	(74,737)
- Transfer to profit or loss on disposal of available-for-sale securities	—	(55,734)	—	—	(55,734)	—	(55,734)	—	(131,772)	—	—	(131,772)	—	(131,772)
- Deferred tax effect of the above items	—	(10,306)	—	—	(10,306)	—	(10,306)	—	51,628	—	—	51,628	—	51,628
Appropriation of profits
- Distribution to shareholders	—	—	—	—	—	(31,272)	(31,272)	—	—	—	(648,000)	(648,000)	(64,696)	(712,696)

Balance at 30 June	7,200,000	2,970,097	4,766,408	(76,982)	14,859,523	275,270	15,134,793	7,200,000	3,048,961	4,766,408	4,808,422	19,823,791	265,685	20,089,476

Statements of changes in shareholder’s equity (Unaudited)

(Expressed in thousands of renminbi yuan)

	Six-month period ended 30 June
	2009					2008
	Share capital	Capital reserve	Surplus reserve	Accumulated losses	Total	Share capital	Capital reserve	Surplus reserve	Retained earnings	Total

Balance at 1 January	7,200,000	2,930,412	4,766,408	(1,022,598)	13,874,222	7,200,000	3,171,623	4,766,408	5,630,080	20,768,111
Changes in equity for the period
Net profit/(loss) for the period	—	—	—	883,087	883,087	—	—	—	(451,139)	(451,139)
Gain and loss recognised directly in equity
— Unrealised gain/(loss) for change in fair value of available-for-sale securities	—	92,636	—	—	92,636	—	(59,120)	—	—	(59,120)
— Transfer to profit or loss on disposal of available-for-sale securities	—	(39,723)	—	—	(39,723)	—	(118,389)	—	—	(118,389)
— Deferred tax effect of above items	—	(13,228)	—	—	(13,228)	—	44,378	—	—	44,378
Appropriation of profits
— Distribution to shareholders	—	—	—	—	—	—	—	—	(648,000)	(648,000)

Balance at 30 June	7,200,000	2,970,097	4,766,408	(139,511)	14,796,994	7,200,000	3,038,492	4,766,408	4,530,941	19,535,841

7.1.2 Changes in accounting policies

(1) Changes in accounting policies

In accordance with China Accounting Standards for Business Enterprises Bulletin No.3 (CAS Bulletin No.3), which was issued during the six-month period ended 30 June 2009, the Group changed the following significant accounting policies in the current accounting year:

- Cost accounting for long-term equity investments

According to the cost accounting method for long-term equity investments, cash dividends or profits declared by an investee company were recognised as investment income by the Group only to the extent of accumulated post-acquisition profits generated by the investee company. From 1 January 2009, all dividends, except for the declared but unpaid ones among the initial investment costs, whether arising from pre- or post-acquisition profits, are recognised as investment income. After the recognition of investment income according to the above, an impairment test on long-term equity investments will be performed if the carrying amount of the investment exceeds the extent of the carrying amount of the net assets (including goodwill) of the investee company owned by the Group. If so, the Group would recognise an impairment loss when the recoverable amount is lower than the carrying amount of the investments in the investee company.

In accordance with CAS Bulletin No.3, the Group did not apply the change on the cost method retrospectively. This change in accounting policy has no material impact on the financial statements of the Group for the current period.

- Presentation of income statement

The Group has separately presented “other comprehensive income” and “total comprehensive income” under “earnings per share” in the income statement. “Other comprehensive income” reflects the gains and losses net of income tax which are not recognised in profit and loss according to the China Accounting Standards for

Business Enterprises. “Total comprehensive income” represents the aggregate of net profit and other comprehensive income. Accordingly, the Group’s consolidated income statement has been adjusted to reflect the above. The “attributable to equity shareholders of the Company” and “attributable to minority interests” have been separately disclosed under the “total comprehensive income”.

The new format for the income statement has been adopted in this interim financial report and corresponding amounts have been reclassified to conform to the new presentation. Please see the corresponding items in the income statements for more information.

- Segment reporting

Segment information was presented in respect of the Group’s business segments in prior periods. The Group has now changed to disclose segment information based on operating segments considering the internal organisation, management requirements and internal reporting system.

This change in accounting policy has no material impact on the financial statements of the Group for the current period.

(2) Effects of changes in accounting policies

The change in accounting policies has no material impact on the current financial statements of the Group for the current period.

7.1.3 During the Reporting Period, no correction on accounting errors was made.

7.1.4 During the Reporting Period, there were no substantial changes to the scope of consolidation for the Company’s financial statements.

7.2 Interim Financial Statement Prepared under International Financial Reporting Standards (Unaudited)

This interim financial report for the six-month period ended 30 June 2009 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement for the six-month period ended 30 June 2009 (unaudited) (Expressed in Renminbi)

		Six-month period ended 30 June
	Note	2009	2008
		RMB’000	RMB’000

Turnover	3	21,178,582	32,867,105
Sales taxes and surcharges		(2,094,713)	(572,750)

Net sales		19,083,869	32,294,355
Other income	3	—	1,627,727
Cost of sales		(17,604,625)	(34,218,330)

Gross profit/(loss)		1,479,244	(296,248)
Selling and administrative expenses		(185,880)	(270,356)
Other operating income		198,049	56,363
Other operating expenses
Employee reduction expenses		(3,717)	(35,631)
Others		(11,749)	(32,777)

Total other operating expenses		(15,466)	(68,408)

Profit/(loss) from operations		1,475,947	(578,649)

Financial income		10,899	97,314
Financial expenses		(226,078)	(236,348)

Net financing costs		(215,179)	(139,034)

Investment income		55,734	131,772
Share of profit of associates and jointly controlled entities		52,189	152,101

Profit/(loss) before taxation	3, 4	1,368,691	(433,810)
Income tax	5	(324,574)	102,120

Profit/(loss) for the period		1,044,117	(331,690)

Attributable to:
Equity shareholders of the Company		1,001,928	(358,080)
Minority interests		42,189	26,390

Profit/(loss) for the period		1,044,117	(331,690)

Earnings/(loss) per share	6
Basic		RMB 0.139	(RMB 0.050)

Diluted		RMB 0.139	(RMB 0.050)

Consolidated Statement of Comprehensive Income For the six-month period ended 30 June 2009 (unaudited)(Expressed in Renminbi)

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Profit/(loss) for the period	1,044,117	(331,690)

Other comprehensive income/(loss) for the period (after tax and reclassification adjustments)

Net change in fair value of available-for-sale securities	30,916	(154,881)

	30,916	(154,881)

Total comprehensive income/(loss) for the period	1,075,033	(486,571)

Attributable to:
Equity shareholders of the Company	1,032,844	(512,961)
Minority interests	42,189	26,390

Total comprehensive income/(loss) for the period	1,075,033	(486,571)

Consolidated Balance Sheet as at 30 June 2009 (unaudited) (Expressed in Renminbi)

	Note	At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000

Non-current assets
Property, plant and equipment		12,924,311	13,272,899
Investment property		486,060	492,690
Construction in progress		2,523,581	1,854,154
Interest in associates and jointly controlled entities		2,556,334	2,545,978
Other investments		262,922	289,657
Lease prepayments and other assets		619,192	604,163
Deferred tax assets		1,664,161	1,962,135

Total non-current assets		21,036,561	21,021,676

Current assets
Inventories		4,320,290	4,492,215
Trade debtors	8	183,781	89,086
Bills receivable	8	658,641	532,580
Deposits, other debtors and prepayments	8	363,309	484,475
Amounts due from related parties	8	662,991	277,777
Income tax recoverable		1,008	7,533
Cash and cash equivalents		424,353	627,685

Total current assets		6,614,373	6,511,351

Current liabilities
Loans and borrowings	9	7,496,146	9,372,725
Trade creditors	10	1,319,306	1,272,811
Bills payable	10	724,635	263,443
Other creditors		1,176,549	679,415
Amounts due to related parties	10	1,776,038	1,752,647
Income tax payable		24,192	1,679

Total current liabilities		12,516,866	13,342,720

Net current liabilities		(5,902,493)	(6,831,369)

Total assets less current liabilities carried forward		15,134,068	14,190,307

Consolidated Balance Sheet (continued) as at 30 June 2009 (unaudited)(Expressed in Renminbi)

	Note	At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000

Total assets less current liabilities brought forward		15,134,068	14,190,307

Non-current liabilities
Loans and borrowings	9	329,021	429,021

Total non-current liabilities		329,021	429,021

Net assets		14,805,047	13,761,286

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves	11	7,329,777	6,296,933

Total equity attributable to equity shareholders of the Company		14,529,777	13,496,933
Minority interests		275,270	264,353

Total equity		14,805,047	13,761,286

Notes to the unaudited interim financial report

1 Principal activities and basis of preparation

Sinopec Shanghai Petrochemical Company Limited (“the Company”) and its subsidiaries (collectively “the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp”). This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”). The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The financial information relating to the financial year ended 31 December 2008 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2008 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 27 March 2009.

2 Changes in accounting policies

The IASB has issued one new IFRS, a number of amendments to IFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 8, Operating segments

•	IAS 1 (revised 2007), Presentation of financial statements

•	Improvements to IFRSs (2008)

•	Amendments to IAS 27, Consolidated and separate financial statements — cost of an investment in a subsidiary, jointly controlled entity or associate

•	Amendments to IFRS 7, Financial instruments: Disclosures — improving disclosures about financial instruments

•	IAS 23 (revised 2007), Borrowing costs

The “Improvements to IFRSs (2008)” comprise a number of minor and non-urgent amendments to several IFRSs which the IASB has issued as an omnibus batch of amendments. The amendments had no material impact on the Group’s interim financial report.

The amendments to IAS 23 have had no material impact on the Group’s financial statements as the amendments were consistent with policies already adopted by the Group. In addition, the amendments to IFRS 7 do not contain any additional disclosure requirements specifically applicable to the interim financial report. The impact of the remainder of these developments on the interim financial report is as follows:

•

IFRS 8 requires segment disclosure to be based on the way that the Group’s chief operating decision maker manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group’s chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. The adoption of IFRS 8 has not resulted in any significant changes to the presentation of segment information since the identification and presentation of reportable segments in prior periods were consistent with IFRS 8.

•

As a result of the adoption of IAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in this interim financial report and corresponding amounts have been reclassified to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

•

The amendments to IAS 27 have removed the requirement that dividends arising from pre-acquisition profits should be recognised as a deduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009 all dividends receivable from subsidiaries, associates and jointly controlled entities, whether arising from pre- or post-acquisition profits, will be recognised in the Company’s profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions in the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3 Segment reporting

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following four reportable segments. No operating segments have been aggregated to form the following reportable segments. The Group principally operates in four operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. All of the Group’s products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

(i)	The synthetic fibres segment produces primarily polyester and acrylic fibres mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, low density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used in the processing of polyester fibres and construction coating materials and containers. Low density polyethylene resins and plastics are used in cable jacketing, sheeting, the manufacture of moulded products, such as housewares and toys and for agricultural and packaging uses. Polypropylene resins are used in the manufacturing of extruded films or sheets and injection moulded products such as housewares, toys and household electric appliance and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces ethylene and benzene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iv)	The Group’s petroleum products segment has crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are produced primarily as a co-product of the crude oil distillation process. A proportion of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of other transportation, industrial and household heating fuels, such as diesel oils, jet fuels, heavy oils and liquefied petroleum gases.

(v)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include sales of consumer products and services and a variety of other commercial activities, which are not allocated to the above four operating segments.

(a) Segment results, assets and liabilities

In accordance with IFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group’s chief operating decision maker for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group’s chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

(b) Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Turnover and other income

Manufactured Products

Synthetic fibres
- External sales	1,309,486	2,114,272
- Intersegment sales	39	42

Total	1,309,525	2,114,314

Resins and plastics
- External sales	5,804,333	8,558,916
- Intersegment sales	26,784	50,534

Total	5,831,117	8,609,450

Intermediate petrochemicals
- External sales (note a)	2,347,290	6,058,541
- Intersegment sales	4,505,179	11,257,562

Total	6,852,469	17,316,103

Petroleum products
- External sales (note a)	9,651,287	14,590,287
- Intersegment sales	372,144	1,171,981
- Other income (note b)	—	1,627,727

Total	10,023,431	17,389,995

All others
- External sales (note a)	2,066,186	1,545,089
- Intersegment sales	878,646	1,131,348

Total	2,944,832	2,676,437

Elimination of intersegment sales	(5,782,792)	(13,611,467)

Turnover and other income	21,178,582	34,494,832

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Profit/(loss) before taxation

Profit/(loss) from operations
Synthetic fibres	28,287	(24,280)
Resins and plastics	962,032	12,471
Intermediate petrochemicals	371,813	56,341
Petroleum products	(61,459)	(626,476)
All others	175,274	3,295

Consolidated profit/(loss) from operations	1,475,947	(578,649)

Net financing costs	(215,179)	(139,034)

Investment income	55,734	131,772

Share of profit of associates and jointly controlled entities	52,189	152,101

Profit/(loss) before taxation	1,368,691	(433,810)

Note (a):	External sales include sales to Sinopec Corp group companies as follows:

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Intermediate petrochemicals	600,695	1,670,193
Petroleum products	8,637,266	12,611,224
All others	671,619	—

Total	9,909,580	14,281,417

Note (b):	The Group recognised grant income of RMB 1,627,727,000 during the six-month period ended 30 June 2008. These grants were mainly for compensation of losses incurred due to the distortion of the correlation between domestic refined petroleum product prices and the crude oil prices, and the measures taken by the Group to stabilise the supply in the PRC refined petroleum product market during the period. There are no unfulfilled conditions and other contingencies related to the receipts of these grants. There is no assurance that the Group will continue to receive such grants in the future. During the period ended 30 June 2009, the Group did not receive such grants.

4 Profit /(loss) before taxation

Profit/(loss) before taxation is arrived at after charging/(crediting):

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Interest on bank loans and advances	228,186	246,394
Less: Amount capitalised into construction in progress	(23,491)	(10,046)

Interest expense, net	204,695	236,348

Cost of inventories sold	17,604,625	34,218,330
Depreciation	774,167	825,263
Inventory write-down and losses net of reversals	(16,836)	71,930
Net foreign exchange loss/(gain)	11,011	(63,065)
Interest income	(10,899)	(34,249)
Gain on sale of available-for-sale securities	(55,734)	(131,772)

5 Income tax

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Provision for PRC income tax for the period	36,906	49,617
Deferred taxation	287,668	(151,737)

	324,574	(102,120)

The charge for PRC income tax is calculated at the rate of 25% (2008: 25%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

6 Earnings/(loss) per share

(a) Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to ordinary equity shareholders of the Company for the six-month period ended 30 June 2009 of RMB 1,001,928,000 (six-month period ended 30 June 2008: a loss of RMB 358,080,000) and the weighted average number of ordinary shares of 7,200,000,000 (six-month period ended 30 June 2008: 7,200,000,000) in issue during the interim period.

(b) Diluted earnings/(loss) per share

There were no dilutive potential ordinary shares during the six-month period ended 30 June 2009 and 2008.

7 Dividends

	Six-month period ended 30 June
	2009	2008
	RMB’000	RMB’000

Final dividend in respect of the previous financial year, approved during the period, of RMB nil per share (2008: RMB 0.09 per share)	—	648,000

No final dividend in respect of the financial year 2008 was approved during the period (financial year 2007: RMB 648,000,000).

The Directors did not declare the payment of an interim dividend for the period (2008: RMB Nil).

8 Trade and other debtors

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Trade debtors	202,392	107,697
Less: Impairment losses for bad and doubtful debts	(18,611)	(18,611)

	183,781	89,086

Bills receivable	658,641	532,580
Amounts due from related parties	662,991	277,777

	1,505,413	899,443

Derivative financial instruments - Forward contracts receivable	10,366	97,644
Deposits, other debtors and prepayments	352,943	386,831

	363,309	484,475

	1,868,722	1,383,918

The aging analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Invoice date:
Within one year	1,504,496	899,309
Between one and two years	917	134

	1,505,413	899,443

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

9 Loans and borrowings

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Short-term loans	6,196,625	8,838,204
Corporate bonds (Note a)	1,000,000	—
Current portion of long-term loans	299,521	534,521

Loans and borrowings — current	7,496,146	9,372,725

Loans and borrowings — non-current	329,021	429,021

	7,825,167	9,801,746

Note a:

The Company issued RMB 1 billion 330-day unsecured corporate bonds to corporate investors in the PRC inter-bank debenture market on 3 April 2009. The bonds were issued at 100% of face value, with an effective yield of 2.05% per annum, and will mature on 3 March 2010.

10 Trade accounts payable

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Trade creditors	1,319,306	1,272,811
Bills payable	724,635	263,443
Amounts due to related parties	1,776,038	1,752,647

	3,819,979	3,288,901

The trade accounts payable are due as follows:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Due within 1 month or on demand	3,113,976	3,024,511
Due after 1 month but within 3 months	426,730	264,390
Due after 3 months but within 6 months	279,273	—

	3,819,979	3,288,901

11 Reserves

For the six-month periods ended 30 June 2009 and 2008, no transfers were made to the statutory surplus reserve, or the discretionary surplus reserve.

12 Contingent liabilities

(a) Financial guarantees issued

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000

Guarantees issued to banks in favour of:
- associates	14,500	14,500
- joint ventures	10,794	11,247

	25,294	25,747

Guarantees issued to banks in favour of associates and joint ventures are given to the extent of the Company’s respective interest in these entities. The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has been incurred, and recognise any such losses under guarantees when those losses are estimable. At 30 June 2009, it is not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for a loss related to the Group’s obligation under the guarantees arrangement.

(b) Income tax differences

With respect to uncertainties about enterprise income tax differences arising from 2006 and before as originated from a tax circular (Circular No. 664) issued by the State Administrative of Taxation in June 2007, the Company has been informed by the relevant tax authority to settle the enterprise income tax (“EIT”) for 2007 at a rate of 33 percent. To date, the Company has not been requested to pay additional EIT in respect of any years prior to 2007. Except for the above, there is no further development of this matter during the period ended 30 June 2009. No provision has been made in the financial statements for this uncertainty for tax years prior to 2007 because management believes it is not possible to reliably estimate the amount of the obligation, if any, that might exist.

7.3 Differences between financial statements prepared under the China Accounting Standards for Business Enterprises and International Financial Reporting Standards (“IFRS”)

The Company has also prepared a set of financial statements which complies with the China Accounting Standards for Business Enterprises (“CAS (2006)”). A reconciliation of the Group’s net profit/(loss) and shareholders’ equity prepared under the China Accounting Standards for Business Enterprises and IFRS is presented below.

Other than the differences in the classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with the China Accounting Standards for Business Enterprises and IFRS. The major differences are:

Notes:

(i)	Government grants

Under the China Accounting Standards for Business Enterprises, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(ii)	Revaluation of land use rights

Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under the China Accounting Standards for Business Enterprises, the cost of land use rights invested by the shareholders at the time of the establishment of the enterprise is determined at revalued amount, then amortised on the basis of revalued amount to determine the net book value.

The effect on the Group’s net profit/(loss) of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

		Six-month period ended 30 June
	Note	2009	2008
		RMB’000	RMB’000

Profit/(loss) attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises		987,236	(372,772)

Adjustments:

Reduced depreciation on government grants	(i)	13,380	13,380
Amortisation of revaluation of land use rights	(ii)	1,749	1,749
Effects of the above adjustments on taxation		(437)	(437)

Profit/(loss) attributable to equity shareholders of the Company under IFRS		1,001,928	(358,080)

The effect on the Group’s shareholders’ equity of significant differences between the China Accounting Standards for Business Enterprises and IFRS are summarised below:

	Note	At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000

Total equity attributable to equity shareholders of the Company under the China Accounting Standards for Business Enterprises		14,859,523	13,841,371

Adjustments:

Government grants	(i)	(197,019)	(210,399)
Revaluation of land use rights	(ii)	(162,007)	(163,756)
Effects of the above adjustments on taxation		29,280	29,717

Total equity attributable to equity shareholders of the Company under IFRS		14,529,777	13,496,933

By order of the Board Rong Guangdao, Chairman

Shanghai, the PRC, 27 August 2009

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.